June 3, 2013
Mr. Kevin Woody
Branch Chief
Office of Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4546
Washington, D.C. 20549-4546

Re:           Genpact Limited (the “Company”) 2012 Annual Report on Form 10-K
File No. 001-33626 (the “Annual Report”)

Dear Mr. Woody,

We refer to your letter of May 2, 2013 setting forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report filed on March 1, 2013. Our responses are as follows:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 67

1.	Please confirm that you will disclose the amounts of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

The Company confirms that it will disclose the amounts of interest related to the debt to the Contractual Obligations table in future filings starting with the Quarterly Report on Form 10-Q for the quarter ending June 30, 2013.

Consolidated Statements of Income, page F-6

2.	Please tell us how your presentation of Dividend per share complies with paragraph 5 of ASC 260-10-45.

As per paragraph 5 of ASC 260-10-45, we have disclosed the dividend per share in our Consolidated Financial Statements Note 20, Page F-59. The Company is organized under the laws of Bermuda and is subject to Bermuda taxes.  After analysis, the Company determined that the tax rate on dividend distribution in Bermuda is zero. Accordingly, the dividend per share and the pre-tax and post-tax amounts are the same. Therefore, the Company did not disclose the pre-tax and post-tax dividend per share. The Company confirms that it will provide additional disclosure relating to this item in its future filings starting with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2013.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at my office in India on +91-1245-022-765 or, in my absence, Heather D. White, Senior Counsel, Securities and Acquisitions on (646) 624-5913 with any questions you may have regarding this response or if you need further information. The Company and its accountants are also available for a conference call with the staff if that would facilitate a prompt review of this issue. Thank you for your consideration.

Sincerely,

  /s/ Mohit Bhatia

Mohit Bhatia
Chief Financial Officer